Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,

	2011	2010	2011	2010

Income from continuing operations before income taxes	$99,845	$142,944	$393,195	$406,719

Add:
Interest expense (2)	50,362	51,499	152,921	152,120
Portion of rents representative of the interest factor	10,059	9,594	29,112	29,540
Amortization of capitalized interest	429	430	1,287	1,288

Income as adjusted	$160,695	$204,467	$576,515	$589,667

Fixed charges:
Interest expense (2)	$50,362	$51,499	$152,921	$152,120
Portion of rents representative of the interest factor	10,059	9,594	29,112	29,540
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,855	6,835	20,386	22,210

Total fixed charges	$67,276	$67,928	$202,419	$203,870

Ratio of earnings to fixed charges	2.39	3.01	2.85	2.89

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Interest expense includes both financing interest expense and other interest expense.

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